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April 10, 2015

Jennifer Gowetski

Special Counsel
Securities and Exchange Commission

Washington, D.C. 20059

Re:	Great Ajax Corp. Registration Statement on Form S-11 File No. 333-203048

Dear Ms. Gowetski:

On behalf of our client, Great Ajax Corp. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) an amendment to the above-referenced registration statement (referred to herein as “Amendment 1”). Amendment 1 incorporates responses to the comments transmitted by the Staff to us on April 10, 2015, as well as share information and selling stockholder details.

Below, we identify in bold the Staff’s comment and note in regular type our response. Page number references in our responses refer to Amendment 1.

Prospectus Summary

Our Strategy, page 5

1.	We note that sub-performing mortgage loans, which you previously identified as loans with between one and four delinquent payments in the last seven months, no longer appear to be one of your targeted assets, and we note your definitions of non-performing and re-performing loans have been revised. Please tell us whether these revisions reflect a change in strategy or, as applicable, clarify whether sub-performing loans have been subsumed under the other categories. Please also explain the decision

 Jennifer Gowetski

April 10, 2015

Page Two

to aggregate these categories and clarify whether any changes occurred with the status of your sub-performing loans.

The Company’s strategy remains unchanged. In order to minimize the potential for confusion, the Company has re-classified loans into two categories, non-performing and re-performing. The reclassification was not the result of any adverse change or, in fact, of any change in the status of the sub-performing loans. The Company had always viewed its sub-performing loans as a subset of its re-performing loans. In reclassifying its loans into two (rather than three) categories, the Company refined the definitions of each of the two remaining categories. There are no significant differences in the performance, trends or otherwise of the Company’s loan portfolio.

Distributions, page 62

2. In future periodic filings, please disclose the tax status of distributions per share pursuant to Rule 3-15(c) of Regulation S-X.

The Company undertakes to include this disclosure in future periodic filings.

Liquidity and Capital Resources, pages 79-81

3. In future periodic filings, for each of the quarters since you entered into repurchase transactions, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain the causes and business reasons. Also, disclose the maximum balance at any month-end.

The Company undertakes to include this disclosure in future periodic filings.

Contractual Obligations, page 82

4. In future periodic filings please disclose your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary. Reference is made to footnote 46 of SEC Interpretive Release 33-8350 “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.”

To date, the Company does not have any credit facilities or other outstanding debt obligations, other than one short-term repo facility. To the extent applicable going

Jennifer Gowetski

April 10, 2015

Page Three

forward, the Company undertakes to disclose cash requirements for interest on debt obligations.

Quantitative and Qualitative Disclosures About Market Risk, page 82

5. In future periodic filings please expand to provide the quantitative information about your market risk. Reference is made to Item 305(a) of Regulation S-K.

The Company undertakes to do so in future periodic filings.

Selling Stockholders, page 126

6. Please revise to identify each selling stockholder. For each selling stockholder that is a company or entity, please provide the name(s) of the natural persons with voting or dispositive control over the company’s securities. Refer to Regulation S-K Compliance and Disclosure Interpretation Question 140.02.

In Amendment No. 1 we have identified each selling stockholder and provided the required information regarding the natural person with voting or dispositive control.

7. Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Please note that any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. In addition, be advised that a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter, unless the prospectus states, if true, that:

•	the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•	at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

No selling stockholder is a broker-dealer. To the extent that a selling stockholder is affiliated with a broker-dealer, we have included disclosure in the Registration Statement to the effect that such selling stockholder acquired the securities being registered for resale in the ordinary course of its business, without a view to a distribution and had not agreements or understandings, directly or indirectly, with any person to distribute the securities.

Jennifer Gowetski

April 10, 2015

Page Four

Note 8 – Debt, pages F-20 – F-22

8. In future periodic filings please include the disclosures for your long-term borrowings outlined within paragraph 470-10-50-1 of the Financial Accounting Standards Codification.

To the extent applicable, the Company undertakes to include in future periodic filings disclosures for long-term borrowings.

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We appreciate the Staff’s time and attention to Amendment 1 and the responses to the Staff’s comments. Please call with any questions.

Sincerely,

/s/Anna T. Pinedo

Anna T. Pinedo